UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Resolution Adopted at Extraordinary General Meeting

On June 13, 2025, Pintec Technology Holdings Limited (the “Company”) held an extraordinary general meeting of shareholders at 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, the People’s Republic of China, at which shareholders of the Company passed the following special resolution:

THAT the currently effective fifth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and substitution in their place of the sixth amended and restated memorandum and articles of association as set out in the Notice of EGM, effective immediately.

The sixth amended and restated memorandum and articles of association of the Company is attached hereto as an exhibit.

Exhibits

Exhibit No.	Description
99.1	The Sixth Amended and Restated Memorandum and Articles of Association of Pintec Technology Holdings Limited

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: June 13, 2025